OMB APPROVAL

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SABINE OIL & GAS CORPORATION

(Formerly Forest Oil Corporation)

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

346091705

(CUSIP Number)

Anne E. Gold, First Reserve, One Lafayette Place, Greenwich, Connecticut 06830 (203) 625-2536

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 346091705

1.	Name Of Reporting Persons. First Reserve GP XI, Inc.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 118,862,874+
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 118,862,874+
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,862,874+
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.0%*
14.	Type of Reporting Person (See Instructions) CO

+	Includes up to 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon conversion of shares of the Issuer’s Series A Preferred Stock (as defined below) held by the Reporting Persons.
*	Calculated in accordance with Rule 13d-3(d)(1), based on 198,104,790 shares of the Issuer’s common stock outstanding as of December 16, 2014 and a total of 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon the conversion of shares of the Issuer’s Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 346091705

1.	Name Of Reporting Persons. First Reserve GP XI, L.P.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 118,862,874+
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 118,862,874+
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,862,874+
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.0%*
14.	Type of Reporting Person (See Instructions) PN

+	Includes up to 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon conversion of shares of the Issuer’s Series A Preferred Stock (as defined below) held by the Reporting Persons.
*	Calculated in accordance with Rule 13d-3(d)(1), based on 198,104,790 shares of the Issuer’s common stock outstanding as of December 16, 2014 and a total of 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon the conversion of shares of the Issuer’s Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 346091705

1.	Name Of Reporting Persons. First Reserve Fund XI, L.P.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 118,862,874+
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 118,862,874+
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,862,874+
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.0%*
14.	Type of Reporting Person (See Instructions) PN

+	Includes up to 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon conversion of shares of the Issuer’s Series A Preferred Stock (as defined below) held by the Reporting Persons.
*	Calculated in accordance with Rule 13d-3(d)(1), based on 198,104,790 shares of the Issuer’s common stock outstanding as of December 16, 2014 and a total of 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon the conversion of shares of the Issuer’s Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 346091705

1.	Name Of Reporting Persons. FR XI Onshore AIV, L.P.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 118,862,874+
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 118,862,874+
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,862,874+
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.0%*
14.	Type of Reporting Person (See Instructions) PN

+	Includes up to 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon conversion of shares of the Issuer’s Series A Preferred Stock (as defined below) held by the Reporting Persons.
*	Calculated in accordance with Rule 13d-3(d)(1), based on 198,104,790 shares of the Issuer’s common stock outstanding as of December 16, 2014 and a total of 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon the conversion of shares of the Issuer’s Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 346091705

1.	Name Of Reporting Persons. FR XI Onshore AIV, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 118,862,874+
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 118,862,874+
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,862,874+
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.0%*
14.	Type of Reporting Person (See Instructions) OO

+	Includes up to 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon conversion of shares of the Issuer’s Series A Preferred Stock (as defined below) held by the Reporting Persons.
*	Calculated in accordance with Rule 13d-3(d)(1), based on 198,104,790 shares of the Issuer’s common stock outstanding as of December 16, 2014 and a total of 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon the conversion of shares of the Issuer’s Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 346091705

1.	Name Of Reporting Persons. FR TLP Investment LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 118,862,874+
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 118,862,874+
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,862,874+
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.0%*
14.	Type of Reporting Person (See Instructions) OO

+	Includes up to 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon conversion of shares of the Issuer’s Series A Preferred Stock (as defined below) held by the Reporting Persons.
*	Calculated in accordance with Rule 13d-3(d)(1), based on 198,104,790 shares of the Issuer’s common stock outstanding as of December 16, 2014 and a total of 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon the conversion of shares of the Issuer’s Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 346091705

1.	Name Of Reporting Persons. Sabine Investor Holdings LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 118,862,874+
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 118,862,874+
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,862,874+
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.0%*
14.	Type of Reporting Person (See Instructions) OO

+	Includes up to 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon conversion of shares of the Issuer’s Series A Preferred Stock (as defined below) held by the Reporting Persons.
*	Calculated in accordance with Rule 13d-3(d)(1), based on 198,104,790 shares of the Issuer’s common stock outstanding as of December 16, 2014 and a total of 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon the conversion of shares of the Issuer’s Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 346091705

1.	Name Of Reporting Persons. William E. Macaulay
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 118,862,874+
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 118,862,874+
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,862,874+
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.0%*
14.	Type of Reporting Person (See Instructions) IN

+	Includes up to 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon conversion of shares of the Issuer’s Series A Preferred Stock (as defined below) held by the Reporting Persons.
*	Calculated in accordance with Rule 13d-3(d)(1), based on 198,104,790 shares of the Issuer’s common stock outstanding as of December 16, 2014 and a total of 39,620,958 shares of the Issuer’s common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon the conversion of shares of the Issuer’s Series A Preferred Stock held by the Reporting Persons.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.10 per share (the “Common Stock”), of Sabine Oil & Gas Corporation, a New York corporation (the “Issuer”), including certain shares of Common Stock issuable upon the conversion of shares of the Issuer’s Series A Senior Non-Voting Equity-Equivalent Preferred Stock (the “Series A Preferred Stock”). The Issuer has its principal executive offices at 1415 Louisiana, Suite 1600, Houston, Texas 77002.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by (i) First Reserve GP XI, Inc. (“GP XI Inc.”), a Delaware corporation, (ii) First Reserve GP XI, L.P. (“GP XI LP”), a Delaware limited partnership, (iii) First Reserve Fund XI, L.P. (“Fund XI LP”), a Delaware limited partnership, (iv) FR XI Onshore AIV, L.P. (“AIV LP”), a Delaware limited partnership, (v) FR XI Onshore AIV, LLC (“AIV LLC”), a Delaware limited liability company, (vi) FR TLP Investment LLC (“FR TLP LLC”), a Delaware limited liability company, (vii) Sabine Investor Holdings LLC (“Sabine Investor Holdings”), a Delaware limited liability company, and (viii) William E. Macaulay (together with GP XI Inc., GP XI LP, Fund XI LP, AIV LP, AIV LLC, FR TLP LLC, and Sabine Investor Holdings, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 23, 2014, a copy of which is attached hereto as Exhibit 1.

(b) Except for Sabine Investor Holdings, the address of the principal business and principal office of each of the Reporting Persons is One Lafayette Place, Greenwich, CT 06830. The address of the principal business and principal office of Sabine Investor Holdings is 1415 Louisiana Street, Suite 1600, Houston, Texas 77002.

(c) Fund XI LP is a Delaware limited partnership formed for the purpose of making equity and equity related investments in certain companies. AIV LP is a sister investment vehicle to Fund XI LP formed for the purpose of making certain equity and equity related investments in certain companies. GP XI LP is a Delaware limited partnership formed for the purpose of acting as general partner or managing member of various investment entities, including Fund XI LP and AIV LP. GP XI, Inc. is a Delaware corporation formed for the purpose of acting as the general partner of GP XI LP. Each of FR TLP LLC, Sabine Investor Holdings, and AIV LLC is a Delaware limited liability company formed for the purpose of making equity and equity related investments in certain companies, including the Issuer. FR TLP LLC is a wholly owned subsidiary of Fund XI LP. AIV LLC is a wholly owned subsidiary of AIV LP. Following the Transactions described in Item 3 of this Schedule 13D, Fund XI LP, FR TLP LLC, AIV LLC and GP XI LP collectively own approximately 99.7% of the common units representing limited liability company interests in Sabine Investor Holdings, which is the owner of record of 79,241,916 shares of Common Stock and, pursuant to Rule 13d-3(d)(1), may be deemed to beneficially own up to 39,620,958 additional shares of Common Stock issuable upon the conversion of a portion of 2,508,945 shares of Series A Preferred Stock of the Issuer. Pursuant to the Operating Agreement of Sabine Investor Holdings, Fund XI LP has the right to appoint a majority of the board of managers of Sabine Investor Holdings. Mr. Macaulay is a director of GP XI Inc. and has the right to appoint the majority of the board of directors of GP XI Inc. In the respective foregoing capacities, each of Mr. Macaulay, GP XI Inc., GP XI LP, AIV LP, AIV LLC, and FR TLP LLC may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by Sabine Investor Holdings.

(d)-(e) During the last five years, none of the Reporting Persons (i) has been convicted of a criminal proceeding or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship:

Delaware—GP XI Inc., GP XI LP, Fund XI LP, AIV LP, AIV LLC, FR TLP LLC,

Sabine Investor Holdings.

United States—William E. Macaulay

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Merger Agreement described in Item 4, on December 16, 2014, Sabine Investor Holdings contributed its membership interest in Sabine Oil & Gas Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of Sabine Investor Holdings, to the Issuer in exchange for 59,941,540 shares of Common Stock and 1,897,860 shares of Series A Preferred Stock of the Issuer (convertible into up to 189,786,000 shares of Common Stock). Also on December 16, 2014, AIV LLC contributed the stock of FR NFR Holdings, Inc. and FR NFR PI, Inc. each a Delaware corporation and wholly owned subsidiary of AIV LLC, to the Issuer in exchange for 19,300,376 shares of Common Stock and 611,085 shares of Series A Preferred Stock (convertible into up to 61,108,500 shares of Common Stock). The foregoing transactions are referred to herein as the “Contribution.”

On December 16, 2014, AIV LLC contributed 19,300,376 shares of Common Stock and 611,085 shares of Series A Preferred Stock to Sabine Investor Holdings in exchange for membership interests in Sabine Investor Holdings. As a result of the foregoing, as of December 16, 2014, Sabine Investor Holdings is the record owner of 79,241,916 shares of Common Stock and 2,508,945 shares of Series A Preferred Stock. The foregoing transactions, together with the Contribution, are referred to collectively as the “Transactions.”

Item 4. Purpose of Transaction

The information provided in response to Item 3 is hereby incorporated by reference into this Item 4.

The acquisitions of Common Stock by the Reporting Persons were undertaken for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through exercise of their rights to appoint directors to the Issuer’s Board of Directors (pursuant to the Stockholder’s Agreement described below) and through their voting rights with respect to all of the shares of Common Stock held by Sabine Investor Holdings. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer. In addition, the Reporting Persons have entered into the following plans and proposals with respect to the Common Stock.

MERGER AGREEMENT

The Issuer, Sabine Investor Holdings, AIV LLC and several affiliates of Sabine Investor Holdings entered into an Agreement and Plan of Merger, dated as of May 5, 2014, amended and restated as of July 9, 2014 (the “A&R Merger Agreement”) and further amended on December 16, 2014 (“Amendment No. 1” and, as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, parties consummated the Contribution and the Reporting Persons obtained the Subject Shares (defined below). Following the consummation of the Transactions, the Issuer was renamed “Sabine Oil and Gas Corporation.” The foregoing description of the Transactions and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the A&R Merger Agreement and Amendment No. 1, copies of which were filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (file No. 001-13515) filed with the Commission on July 9, 2014 and Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (file No. 001-13515) filed with the Commission on December 22, 2014, respectively, and the terms of which are incorporated herein by reference.

STOCKHOLDER’S AGREEMENT

In connection with its entry into the Merger Agreement, on December 16, 2014, Forest entered into a Second Amended and Restated Stockholder’s Agreement (the “Stockholder’s Agreement”) with Sabine Investor Holdings and AIV LLC.

The Second Amended Stockholder’s Agreement amends and replaces the Amended and Restated Stockholder’s Agreement, dated as of July 9, 2014, by and among the Issuer, Sabine Investor Holdings and AIV LLC, a description of which was contained in the Issuer’s Current Report on Form 8-K filed on July 10, 2014 (the “Original Stockholder’s Agreement”).

Pursuant to the Stockholder’s Agreement, following the closing of the Transactions, Sabine Investor Holdings and AIV LLC may designate a number of members of the Board equal to the lesser of (1) their combined voting percentage in the Issuer’s stock and (2) one less than the number of directors that would represent a majority of the Board if there were no vacancies. The remaining directors will be designated by the Nominating and Governance Committee of the Board. These rights will remain in effect as long as Sabine Investor Holdings and AIV LLC beneficially own, in aggregate, 15% or more of the outstanding Common Shares. The transfer restrictions under the Original Stockholders Agreement have been eliminated.

Pursuant to the Stockholder’s Agreement, the Issuer agreed that, after the closing of the Transactions, it would submit to its shareholders for their approval a plan to reincorporate the Issuer from New York to Delaware, through a reincorporation merger (the “Reincorporation Merger”). Sabine Investor Holdings and AIV LLC agreed to use their reasonable best efforts to cause the approval of the reincorporation merger. In addition, upon delisting of the Common Stock from The New York Stock Exchange (the “NYSE”) or any other exchange on which securities of the Issuer are listed, the Issuer has agreed to use its reasonable best efforts to list its securities on the NYSE, if possible, or NASDAQ otherwise, in each case on the market, listing platform, or market tier within the NYSE or NASDAQ with the highest listing standards for which the Issuer is then qualified. The requirement to use reasonable best efforts will not require the Issuer to issue securities. Sabine Investor Holdings and AIV LLC agreed to use their reasonable best efforts to cause the approval of any action submitted to a vote of stockholders by the Board that the Board determines is reasonably necessary for any such re-listing.

The foregoing description of the Stockholder’s Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholder’s Agreement, a copy of which was filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (file No. 001-13515) filed with the Commission on December 22, 2014, and the terms of which are incorporated herein by reference.

REGISTRATION RIGHTS AGREEMENT

In connection with the Merger Agreement, on December 16, 2014, the Issuer entered into a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Sabine Investor Holdings and AIV LLC.

The Registration Rights Agreement amends and replaces the Amended and Restated Registration Rights Agreement, dated as of July 9, 2014, by and among the Issuer, Sabine Investor Holdings and AIV LLC, a description of which was contained in the Issuer’s Current Report on Form 8-K filed on July 10, 2014.

Pursuant to the Registration Rights Agreement, FR XI LP will have certain registration rights, including demand registration rights, shelf registration rights and rights to request shelf take-downs (including marketed underwritten shelf take-downs). The Issuer will not be obligated to effect, at the request of FR XI LP, (a) more than four demand registrations and/or marketed underwritten shelf take-downs or (b) more than one marketed underwritten offering pursuant to the Registration Rights Agreement in any consecutive 90-day period.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which was filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (file No. 001-13515) filed with the Commission on December 22, 2014, and the terms of which are incorporated herein by reference.

CERTIFICATE OF DESIGNATION

On December 16, 2014, the Issuer filed a Certificate of Amendment to the Certificate of Incorporation of the Issuer (the “Certificate of Designation”) to create a new series of Preferred Stock designated as the Series A Senior Non-Voting Equity-Equivalent Preferred Stock (the “Series A Preferred Stock”) consisting of 2,508,945 shares thereof.

The Certificate of Designation provides that each share of Series A Preferred Stock is convertible into Common Shares at the option of the holder thereof if (1) such holder is able to convert a portion of the Series A Preferred Shares into Common Shares and as a result would not, together with affiliates, hold more than 50% of the Issuer’s voting power and (2) at the request of such holder, the Issuer’s board of directors (the “Board”) approves such conversion (such approval not to be unreasonably withheld). In addition, the Certificate of Designation provides that each share of Series A Preferred Stock will convert automatically if a holder thereof transfers such shares to a third party such that such third party would not, together with its affiliates, hold more than 50% of the Issuer’s voting power upon receipt of such shares as voting securities.

The Certificate of Designation provides that initially, in connection with a conversion of Series A Preferred Stock into shares of Common Stock as described in the preceding paragraph, each share of Series A Preferred Stock will be convertible into 100 shares of Common Stock. If the Reincorporation Merger (as defined in the Certificate of Designation) is not approved by the requisite number of Forest stockholders at the first special meeting of Forest shareholders held for such purpose, then the conversion ratio will be subject to upward adjustment in the manner described in the Certificate of Designation.

Except as provided in the Certificate of Designation, shares of Series A Preferred Stock have no power or right to vote in respect of any elections or proceedings of the Issuer or any other matters submitted to a vote of the shareholders of the Issuer. Without the prior written consent of holders of a majority of the outstanding shares of Series A Preferred Stock, the Issuer may not, among other things (a)(i) issue additional Common Stock or securities convertible into Common Stock, (ii) declare or pay any dividend on Common Stock payable in shares of Common Stock, (iii) effect any subdivision of the outstanding shares of Common Stock, in the case of each of the foregoing, if immediately following such issuance, declaration, payment or subdivision the Corporation would have insufficient authorized but unissued shares of Common Stock to permit the conversion of all outstanding shares of Series A Preferred Stock into Common Stock or (b) liquidate, dissolve or wind up the business and affairs of the Issuer.

The foregoing description of the Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which was filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (file No. 001-13515) filed with the Commission on December 22, 2014, and the terms of which are incorporated herein by reference.

Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) To the best knowledge of the Reporting Persons, as of December 16, 2014, there were 198,104,790 shares of the Issuer’s Common Stock outstanding and up to 39,620,958 shares of Common Stock issuable upon conversion of the Issuer’s Series A Preferred Stock.

The Reporting Persons, which may comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), beneficially own in the aggregate up to 118,862,874 shares of Common Stock (the “Subject Shares”), comprised of 79,241,916 shares of Common Stock held directly by Sabine Investor Holdings and up to 39,620,958 shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock owned of record by Sabine Investor Holdings that may be deemed to be beneficially owned by the Reporting Persons. Collectively, the Reporting Persons may be deemed pursuant to Rule 13d-3 of the Exchange Act to beneficially own up to 50.0% of the total outstanding shares of Common Stock.

Pursuant to the Certificate of Designation described in Item 4 hereof, the Reporting Persons are not permitted to convert any shares of Series A Preferred Stock into shares of Common Stock if such conversion would result in a Change of Control (as defined in the Certificate of Designation) or cause a Change of Control to occur or be occurring (a “Prohibited Conversion”). The Reporting Persons expressly disclaim any beneficial ownership under Rule 13d-3 of the Securities Exchange Act of any shares of Common Stock issuable in connection with a Prohibited Conversion.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons. GP XI Inc., as the general partner of GP XI LP, which serves as the general partner of Fund XI LP, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares. GP XI LP, as the general partner of Fund XI LP, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares. Fund XI LP, as a member of Sabine Investor Holdings and the sole owner of FR TLP LLC, and by virtue of Fund XI LP’s authority to appoint a majority of the board of managers of Sabine Investor Holdings, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares. AIV LP, as the sole member of AIV LLC, acting under the common control of GP XI Inc. and GP XI LP with the other members of Sabine Investor Holdings, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares. AIV LLC, as a member of Sabine Investor Holdings and acting under the common control of GP XI Inc. and GP XI LP with the other members of Sabine Investor Holdings, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares. FR TLP LLC, as a member of Sabine Investor Holdings and acting under the common control of GP XI Inc. and GP XI LP with the other members of Sabine Investor Holdings, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares. By virtue of Mr. Macaulay’s right to appoint a majority of the directors of GP XI Inc., Mr. Macaulay may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, the Subject Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Sabine Investor Holdings) or the persons set forth on Schedule I is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of such Reporting Person’s pecuniary interest therein.

(c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d) Certain individuals beneficially own, (i) collectively, less than 0.3% of the common units representing limited liability company interest in Sabine Investor Holdings and/or (ii) incentive units in Sabine Investor Holdings, in each case that entitle them to the distribution of certain of the shares of Common Stock held by Sabine Investor Holdings and/or the proceeds of the sale of shares of Common Stock by Sabine Investor Holdings upon the satisfaction of certain conditions described in the Operating Agreement of Sabine Investor Holdings. Except as set forth in this Item 5(d), to the best knowledge of the Reporting Persons, no person other than the Reporting Persons and the Management Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Items 3 and 4 is hereby incorporated by reference into this Item 6.

JOINT FILING AGREEMENT

A Joint Filing Agreement, dated December 23, 2014, by and among GP XI Inc., GP XI LP, Fund XI LP, AIV LP, AIV LLC, FR TLP LLC, Sabine Investor Holdings, and William E. Macaulay, has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 6 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2014, by and among Sabine Investor Holdings LLC, Sabine Oil & Gas Holdings LLC, Sabine Oil & Gas Holdings II LLC, Sabine Oil & Gas LLC, Forest Oil Corporation and FR XI Onshore AIV, LLC (filed by the Issuer with the Securities and Exchange Commission on July 10, 2014, as Exhibit 2.1 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 1 to this Schedule 13D).

Exhibit 2 Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated as of December 16, 2014, by and among Sabine Investor Holdings LLC, Sabine Oil & Gas Holdings LLC, Sabine Oil & Gas Holdings II LLC, Sabine Oil & Gas LLC, Forest Oil Corporation and FR XI Onshore AIV, LLC (filed by the Issuer with the Securities and Exchange Commission on December 22, 2014, as Exhibit 2.1 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 2 to this Schedule 13D).

Exhibit 3 Second Amended and Restated Stockholder’s Agreement, dated as of December 16, 2014, by and among Sabine Investor Holdings LLC, Forest Oil Corporation and FR XI Onshore AIV, LLC (filed by the Issuer with the Securities and Exchange Commission on December 22, 2014, as Exhibit 10.6 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 3 to this Schedule 13D).

Exhibit 4 Second Amended and Restated Registration Rights Agreement, dated as of December 16, 2014, by and among Sabine Investor Holdings LLC, FR XI Onshore AIV, LLC and Forest Oil Corporation (filed by the Issuer with the Securities and Exchange Commission on December 22, 2014, as Exhibit 10.5 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 4 to this Schedule 13D).

Exhibit 5 Certificate of Amendment of the Certificate of Incorporation of Forest Oil Corporation, dated as of December 16, 2014 (filed by the Issuer with the Securities and Exchange Commission on December 22, 2014, as Exhibit 3.2 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 5 to this Schedule 13D).

Exhibit 6 Joint Filing Agreement, dated as of December 23, 2014, by and among First Reserve GP XI, Inc., First Reserve GP XI L.P., First Reserve Fund XI L.P., FR Onshore AIV L.P., FR Onshore AIV L.L.C., FR TLP Investment L.L.C., Sabine Investor Holdings LLC, and William E. Macaulay.

Exhibit 7 Power of Attorney of William E. Macaulay (incorporated by reference to Exhibit 24 to the Form 3 filed by the Reporting Persons filed on December 23, 2014).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2014

FIRST RESERVE GP XI, INC.

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary
& Assistant Treasurer

FIRST RESERVE GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

	By:	/s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FIRST RESERVE FUND XI, L.P.

By:	First Reserve GP XI, L.P., its general partner

By:	First Reserve GP XI, Inc., its general partner

	By:	/s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FR TLP INVESTMENT LLC

	By:	First Reserve Fund XI, L.P., its sole member

	By:	First Reserve GP XI, L.P., its general partner

	By:	First Reserve GP XI, Inc., its general partner

		By:	/s/ Anne E. Gold
		Name:	Anne E. Gold
		Title:	Chief Compliance Officer, Secretary
& Assistant Treasurer

FR XI ONSHORE AIV, L.P.

	By:	First Reserve GP XI, L.P., its general partner

	By:	First Reserve GP XI, Inc., its general partner

		By:	/s/ Anne E. Gold
		Name:	Anne E. Gold
		Title:	Chief Compliance Officer, Secretary
& Assistant Treasurer

FR XI ONSHORE AIV, LLC

	By:	FR XI Onshore AIV L.P., its sole member

	By:	First Reserve GP XI, L.P., its general partner

	By:	First Reserve GP XI, Inc., its general partner

		By:	/s/ Anne E. Gold
		Name:	Anne E. Gold
		Title:	Chief Compliance Officer, Secretary
& Assistant Treasurer

SABINE INVESTOR HOLDINGS, LLC

By:	/s/ David J. Sambrooks
Name: David J. Sambrooks
Title: Chief Executive Officer

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
Name: Anne E. Gold, Attorney-in-Fact

SCHEDULE I

The name, business address and present principal occupation or employment of each of the executive officers and directors of First Reserve GP XI, Inc. are set forth below. Each such person (the “Listed Persons”) is a citizen of the United States and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve Corporation):

Name	Position	Business Address	Citizenship
Timothy H. Day	Managing Director	(2)	United States
Cathleen M. Ellsworth	Managing Director	(1)	United States
Michael G. France	Managing Director	(2)	United States
Francesco Giuliani	Managing Director	(3)	Italy
Anne E. Gold	Chief Compliance Officer, Secretary, Assistant Treasurer	(1)	United States
Neil J. Hartley	Managing Director	(3)	United Kingdom
John A. Hill	Vice Chairman, Managing Director	(1)	United States
Will Honeybourne	Managing Director	(2)	United States
Alex T. Krueger	President	(1)	United States
William E. Macaulay	CEO (Chief Executive Officer)	(1)	United States
John Mogford	Managing Director	(3)	United Kingdom
Kenneth W. Moore	Managing Director	(3)	United States
David A. Posner	Managing Director	(1)	United States
Jeffrey K. Quake	Managing Director	(1)	United States
Matthew S. Raben	Director—Legal	(1)	United States
Gary D. Reaves II	Managing Director	(2)	United States
Claudio Santiago	Managing Director & Chief Operating Officer	(3)	Spain
Daren R. Schneider	Controller	(1)	United States
Alan G. Schwartz	Managing Director, General Counsel	(1)	United States
Joshua R. Weiner	Managing Director	(1)	United States
Alexander D. Williams	Managing Director	(3)	United Kingdom
Neil A. Wizel	Managing Director	(2)	United States
Jennifer C. Zarrilli	CFO, Managing Director, Treasurer	(1)	United States

(1)	One Lafayette Place, Third Floor, Greenwich, CT 06830

(2)	600 Travis Street, Suite 6000, Houston, TX 77002

(3)	25 Victoria Street, London, England SW1H OEX, United Kingdom